Braskem S.A.

Av. das Nações Unidas 4777
05477-000 São Paulo - SP - Brasil
Fone 55 11 3443 9999
Fax: 55 11 3023 0420
www.braskem.com.br

January 30, 2009

BY EDGAR

Tricia Armelin
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment Letter dated December 15, 2008
Braskem S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 30, 2008
File No. 1-14862

Dear Ms. Armelin:

     By letter dated December 15, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on June 30, 2008 (the “2007 Form 20-F”) by Braskem S.A. (“Braskem” or the “Company”). This letter provides Braskem’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2007 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 84

1. Please expand MD&A in future filings to provide a discussion of the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. Please tell us your intentions with regard to this matter.

     The Company hereby undertakes to provide a discussion of the recent global economic downturn and its current and expected future impact on its operations, financial position and liquidity in future filings of its annual report on Form 20-F.

Critical Accounting Policies, page 88

2. Please revise future filings to more specifically disclose and discuss your critical estimates and assumptions underlying your policies and, to the extent applicable, to provide sensitivity analyses based on changes in those estimates and assumptions.

     The Company hereby undertakes to more specifically disclose and discuss its critical estimates and assumptions underlying its policies and, to the extent applicable, to provide sensitivity analyses based on changes in those estimates and assumptions in future filings of its annual report on Form 20-F.

Braskem S.A.

Av. das Nações Unidas 4777
05477-000 São Paulo - SP - Brasil
Fone 55 11 3443 9999
Fax: 55 11 3023 0420
www.braskem.com.br

Financial Statements, page 194
General

3. We note your references to independent actuaries and independent appraisals. Please revise future filings to either identify each expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit to any registration statement.

     The Company hereby undertakes to identify each expert referred to and file such expert’s consent, or delete references to experts that are not identified, in future filings of its annual report on Form 20-F.

Note 31. Summary of Principal Differences Between Brazilian GAAP and U.S. GAAP, page F-92 (d) Deferred charges, page F-96

4. With a view to future disclosure, please help us understand how the 42.2 million reais you included in your reconciliation of fiscal 2007 net income from Brazilian to U.S. GAAP agrees to your disclosure.

     The disclosure included in the 2007 Form 20-F was incorrect and did not agree with the 42.2 million reais included in Braskem’s U.S. GAAP reconciliation. In future filings of the Company’s annual report on Form 20-F, the Company will revise the disclosure related to the reconciliation of net adjustments to net income for the year ended December 31, 2007 included in the table on page F-96 to be consistent with the basis presented in the reconciliation, as follows:

2007

Charges written-down for those expenses deferred under Brazilian GAAP, including equity investees:
Organizational expenses	(22.1)
Expenditures on restructuring	(1.7)
Research and development	(0.8)
Other	(5.4)

(30.0)

Reversal of amortization of amounts assigned to deferred charges under Brazilian
GAAP, including equity investees
Pre-operating expenses	6.8
Organizational expenses	18.2
Expenditures on restructuring	27.4
Research and development	14.2
Other	5.7

72.2

42.2

(e) Business combinations, purchase price allocation and goodwill, page F-97

5. With a view to future disclosure, please help us understand how the adjustment made to your reconciliation of net income from Brazilian to U.S. GAAP agrees to your disclosure.

     In future filings of the Company’s annual report on Form 20-F, the Company will include the following additional disclosure in “(e) Business Combinations, purchase price allocation and goodwill”:

     The amounts related to business combinations included in the reconciliation of net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP include the following amounts:

Braskem S.A.

Av. das Nações Unidas 4777
05477-000 São Paulo - SP - Brasil
Fone 55 11 3443 9999
Fax: 55 11 3023 0420
www.braskem.com.br

	Net income	Net income
	2006	2007
U.S. GAAP fair market value adjustments:
Copesul (*)	—	(6.7)
IQ (*)	—	19.6
IPQ (*)	—	(9.0)
Politeno	(29.5)	(7.4)

Subtotal	(29.5)	(3.5)
Reversal of amortization of goodwill assigned to deferred charges under Brazilian GAAP	360.1	409.7

Net adjustment	330.6	406.2

(*) Control acquired in 2007.

The income statement adjustments consist of the following items:
	Net income	Net income
	2006	2007
U.S. GAAP fair market value adjustments:
Intangible assets	—	(14.5)
Property, plant and equipment	(29.5)	19.7
Inventories	—	(8.7)

Subtotal	(29.5)	(3.5)
Reversal of amortization of goodwill assigned to deferred
charges under Brazilian GAAP	360.1	409.7

Net adjustment	330.6	406.2

6. Please supplementally provide us with your FIN 46R analysis of the Ipiranga transaction.

On March 18, 2007, Ultrapar Participações S.A. (“Ultrapar”) entered into, and Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) and Braskem acknowledged, a Share Purchase Agreement (the “SPA”) with the key shareholders of the principal companies comprising the Ipiranga Group: Refinaria de Petróleo Ipiranga S.A. (“RIPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”). The execution of the SPA was the first of several steps in the legal process of dividing the Ipiranga Group among Braskem, Petrobras, and Ultrapar. A series of binding shareholders agreements and other agreements (together with the SPA, the “Transaction Agreements”) were entered into contemporaneously with the SPA to govern the process of reorganizing the Ipiranga Group. Prior to the Ipiranga Transaction, the Ipiranga Group conducted its refinery business through RIPI, its fuel distribution business through CBPI and DPPI, and its petrochemical business through RIPI’s subsidiaries, Ipiranga Química S.A. (“IQ”) and Ipiranga Petroquímica S.A. (“IPQ”). In April 2007, Ultrapar completed its acquisition of RIPI and DPPI under the Transaction Agreements and, consequently, indirectly acquired CBPI, IQ and IPQ. In accordance with the Transaction Agreements, Braskem and Petrobras funded the purchase price for the Ipiranga Group’s petrochemical assets. While Ultrapar acquired legal ownership of RIPI and DPPI, the impact of the Transaction Agreements was to spin-off the Ipiranga Group’s petrochemical assets as of April 2007 for economic and governance purposes and transfer them to the control of Braskem and Petrobras.

While the final step of the reorganization process did not occur until February 2008, under the Transaction Agreements Braskem obtained effective management control over the Ipiranga Group’s petrochemical business, which was operated through IPQ, IQ, and Copesul—Companhia Petroquímica do Sul (“Copesul”), in April 2007 as if the reorganization had been completed at that time. The Transaction Agreements provided for the allocation of 60% of the economic results of IQ and IPQ to Braskem, with the remaining 40% being allocated to Petrobras. The Transaction Agreements granted Braskem and Petrobras the power to control all significant decision-making of IQ and IPQ as of April 2007.

Braskem S.A.

Av. das Nações Unidas 4777
05477-000 São Paulo - SP - Brasil
Fone 55 11 3443 9999
Fax: 55 11 3023 0420
www.braskem.com.br

Braskem determined that, when the Transaction Agreements became effective in April 2007, a reconsideration event had occurred with respect to IQ and IPQ as described in paragraph 7 of FIN 46R. Consequently, these entities were required to be evaluated to determine whether they were variable interest entities that were subject to the consolidation guidance of FIN 46R. After determining that neither IQ nor IPQ were eligible for any of the scope exceptions of FIN 46R, Braskem determined that, because Ultrapar, the legal owner of IQ and IPQ, did not have the majority of the economic obligations, rights or decision-making powers in regard to IQ or IPQ, IQ and IPQ were variable interest entities that met the requirements of paragraphs 5(b)(1), 5(b)(2) and 5(b)(3) of FIN 46R.

Braskem then sought to determine the identity of the primary beneficiary of IQ and IPQ in accordance with paragraph 14 of FIN 46R. As part of its FIN 46R analysis, Braskem considered whether Ultrapar, Braskem and Petrobras were related parties under paragraph 16(d)(1) of FIN 46R. Braskem determined that none of Ultrapar, Petrobras and Braskem could terminate its obligations under the Transaction Agreements without the prior consent of the other parties. Therefore, these three entities (the “related party group”) were considered related parties under paragraph 16(d)(1) of FIN 46R. Because Braskem and Petrobras had the risks and rewards of IQ and IPQ as of April 2007, Braskem determined that the related party group would be the enterprise that would absorb the majority of IQ and IPQ's expected losses as of April 2007. Braskem then considered paragraph 17 of FIN 46R to determine which enterprise within the related party group is the most closely associated party. As Ultrapar did not have any of the economic obligations, rights or decision-making powers in regard to IQ and IPQ, Ultrapar was not considered to be the most closely associated party. In considering whether Braskem or Petrobras was the most closely associated party, Braskem determined that, with all others factors not being distinguishable, its obligation to absorb 60% of the expected losses of IQ and IPQ, together with its right to receive this percentage of the expected residual returns of IQ and IPQ, made Braskem the enterprise (among the related party group) most closely associated to IQ and IPQ. Therefore, Braskem determined that as of April 2007 it was the primary beneficiary of IQ and IPQ.

Braskem then considered the effect of the Transaction Agreements on Copesul. Under the Transaction Agreements, Braskem acquired the right to nominate additional members of the board of directors of Copesul as of April 2007. As a result, as of that time Braskem had the power to nominate a majority of the members to the board of directors of Copesul, which gave Braskem the power to control Copesul. Consequently, Braskem determined that Copesul had incurred a reconsideration event under paragraph 7 of FIN 46R. As the related party group also held the obligation to absorb the majority of the expected losses and rights to receive the residual returns of Copesul, the related party group was considered the enterprise that was obligated to absorb the majority of Copesul’s expected losses. Therefore, Braskem sought to determine the identity of the primary beneficiary of Copesul in accordance with paragraph 17 of FIN 46R. In this analysis, Braskem based its conclusion on the fact that it had obtained management control of Copesul under the Transaction Agreements. Braskem determined that such control, in conjunction with its right to 47% of the residual returns and obligation to absorb the expected losses of Copesul, made it the party most closely associated (within the related party group) to Copesul. As a result, Braskem determined that it was the primary beneficiary of Copesul as of April 2007.

As a result of the foregoing, Braskem began consolidating IQ, IPQ, and Copesul in April 2007.

(i) Pension plan, page F-106

7. With a view to future disclosure, please help us understand how the adjustment made to your reconciliation of net income from Brazilian to U.S. GAAP agrees to your disclosure.

     Please see below the reconciliation between the Brazilian GAAP and U.S. GAAP net periodic pension cost for the years presented which will be included as an additional disclosure in future filings of the Company’s annual report on Form 20-F:

Braskem S.A.

Av. das Nações Unidas 4777
05477-000 São Paulo - SP - Brasil
Fone 55 11 3443 9999
Fax: 55 11 3023 0420
www.braskem.com.br

	For the year ended December 31,

	2007	2006	2005

		Credit (Expense)
		(in millions of reais)
Brazilian GAAP net periodic pension cost	(23.6)	—	(3.4)
Adjustment to reconcile to U.S. GAAP	3.2	(58.4)	(27.7)

U.S. GAAP net periodic pension cost	(20.4)	(58.4)	(31.1)

(v) Segment reporting, page F-123

8. Please revise future filings to ensure that all prior segment disclosure reflects your current structure. In this regard, it appears you have included your “Business Development” segment in the “Other” segment line for 2007 but you have not reflected the reclassification in prior years. Reference paragraph 34 of FAS 131. In addition, please revise your geographic disclosures to makes them specific to individual countries.

     The column reporting the results of the Business Development segment in the table on page F-126 was inadvertently labeled “Other” in the 2007 Form 20-F. We will correct this error in future filings of the Company’s annual report on Form 20-F.

     In future filings of the Company’s annual report on Form 20-F, we undertake to revise geographic disclosures to make them specific to individual countries.

Braskem S.A. hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please call Guilherme Alves Melega of Braskem S.A., who assisted in preparing this response, at + 55 11 3576-9587.

Very truly yours,

/s/ Carlos José Fadigas de Souza Filho

Carlos José Fadigas de Souza Filho
Chief Financial Officer
Braskem S.A.

cc:	Anne McConnell
John Cash